Mail Stop 6010

August 8, 2006

Mr. Daniel L. Baxter
President and Chief Executive Officer
Kinder Travel, Inc.
1960 143rd Street
Surrey, BC
Canada V4A 7Z2

>   **Re: Kinder Travel, Inc.**
>   **Registration Statement on Form SB-1**
>   **Filed July 11, 2006**
>   **File No. 333-135689**

Dear Mr. Baxter:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1

Registration Statement Cover Page

1. Please provide us your analysis as to whether Mr. Baxter and Mr. Holzhauer need to be registered as brokers. See Rule 3a4-1 under the Securities Exchange Act.

2. We note the footnote below the registration fee table stating that "[u]nless otherwise indicated, all financial information set forth herein shall be presented in

Canadian Dollars." Please state all financial information in U.S. dollars, or include in your document a table stating the exchange rate at the end of each quarter during the past two years.

Prospectus Summary, page 5

3. We note KTBC converted its $20,000 note into 400,000 shares of stock in your company. We also note from the table on page 29 that KTBC no longer owns any shares. Please describe what KTBC did with its 400,000 shares. For example, did it sell them to Mr. Holzhauer?

4. The first two risk factors on page 9 discuss your company as conducting a multi-level marketing business. Please discuss this aspect of your business in the Prospectus Summary.

5. We note from visiting your website that although you have rights to the domain name, your website is not operational.

- Please disclose this fact where you refer to your website in the second paragraph of the Overview discussion.
- Please remove the words "web-based" in the first sentence of the Overview discussion.
- You discuss your website's features in several instances throughout your prospectus. Please revise each of these discussions to state that the website is not yet operational, so the features discussed are planned features.
- We note from the table on page 21 that you will need $20,000 to launch the full version of your website. Please disclose this fact in your Prospectus Summary, and state that you do not currently have these funds.

6. We note you plan to debut a beta version of your website in August 2006 and a full-scale version in October 2006. Since it is now August, please update these dates if appropriate.

7. Although we do not object to you stating your plans to use "[s]trategically placed advertising with family oriented newspapers and radio stations," it is inappropriate to predict in your prospectus that this advertising "will ensure the name recognition." Please revise.

Risk Factors

8. We note from page 6 in the Prospectus Summary that all of the company's outstanding shares are being offered in this offering. Please include a risk factor stating that the offering may result in a change of control, and you do not know who the new owners will be nor what direction they will take the company.

<u>Because our company is a relatively new method to market travel services . . . , page 7</u>

9. This risk factor appears to address two separate risks: (1) the risk that people who want to become independent travel agents will not purchase your independent travel agent program product or become independent representatives selling this program and (2) your dependence on internet sales. Please divide your discussion of these issues into two separate risk factors. The risk factor that discusses your travel agent product should include a brief description of this product since it is the first time the product is mentioned in your document.

10. We note your sales and revenues will not grow as planned "if consumers and businesses do not purchase significantly more travel products online than they currently do." In view of the large amount of travel that consumers already book online, please provide more detail as to the type of travel products to which you are referring, such as airfare, hotels, site-seeing tours, vacation packages, etc. Quantify how much of these products are currently booked online and how much you estimate will need to be booked online for your sales and revenues to grow as planned.

<u>Adverse changes or interruptions in our relationships with travel suppliers . . . , page 7</u>

11. Is your business substantially dependent upon any of your agreements with your travel suppliers? If so, please identify the agreement in this risk factor. You should also file the agreement(s) as an exhibit and discuss its material terms in your Business section.

<u>If we fail to attract and retain representatives . . . , page 7</u>

12. Please explain who your "representatives" are. For example, are you referring to the participants in your Kinder Vacations Network program? If so, please briefly discuss this program in the risk factor.

13. Please state how many representatives you currently have and how many you estimate you will need to achieve your business strategy.

<u>Our computer systems may suffer failures, capacity constraints . . . , page 7</u>

14. Please state whether problems with your computer systems have materially harmed your business in the past. If they have, discuss the situation.

15. Please state the coverage limitation of your business interruption insurance, and briefly discuss the types of losses it covers and does not cover.

Developing our website and other technology entails significant technical . . . , page 8

16. We note that your "website functionality that allows searches and displays of ticket pricing and travel itineraries is a critical part of [your] service." Please clearly state in this risk factor that no part of your website, including this critical part, is currently operational, and as stated on page 21, you will need to raise $20,000 of new funds to make it completely operational. Finally, please discuss the effects on your business of not having an operational website.

Our marketing program could be found not to be in compliance . . . , page 9

17. Please briefly describe your network marketing plan so it is clear how the regulations you discuss in this risk factor are relevant to your company.

Because insiders control our activities, they may block or deter actions . . . , page 9

18. According to the Security Ownership table on page 29, the insiders are selling all of their shares in this offering. Please revise the risk factor to state it applies if (a) they are unable to sell their shares or (b) they sell the shares to another small group of purchasers.

Because our common stock will be considered a penny stock . . . , page 9

19. As currently worded, this risk factor seems very similar to "Our shares qualify as penny stocks . . ." on page 12. Please consolidate these two risk factors, and delete any repetitive text.

We depend on our relationships with travel suppliers . . . , page 10

20. As currently worded, this risk factor appears very similar to "Adverse changes or interruptions in our relationships with travel suppliers could affect our access to travel offerings and reduce our revenues" on page 7. Please consolidate these two risk factors and delete any repetitive text, or revise the risk factors so it is clear that they are addressing distinct risks.

We may not protect our technology effective . . . , page 11

21. We note from page 19 that you do not have any patents or trademarks. Please disclose this fact in the risk factor. Also, state in the risk factor that the patent and trademark laws do not provide any protection to you because you do not have any patents or trademarks.

Our product features may infringe on claims of third-party patents . . . , page 11

22. If you have been notified of a third party's belief that you are infringing on their intellectual property, please revise to disclose the situation and potential consequences.

We must comply with travel industry regulation, page 12

23. Will participants in your network marketing plan be subject to travel industry regulations? If so, please include a new risk factor regarding this issue. The risk factor should discuss the regulations and state that the regulations might keep people from participating in your network marketing plan.

Special Note Regarding Forward-Looking Statements, page 13

24. Please remove the reference to the PSLRA. This reference could give readers the impression that your forward-looking statements qualify for the safe harbor of the PSLRA. Your forward-looking statements do not fit into the safe harbor because your stock is penny stock and because they are made in connection with an initial public offering. See Section 27A(b)(1)(C) and (2)(D) of the Securities Act.

Business of the Issuer

Family Focused Travel, page 14

25. Please clearly disclose whether or not you are already selling each of the travel packages discussed in this section.

www.kindertravel.com, page 15

26. We note you will charge an annual fee of $49.

   - In view of the large amount of travel websites that do not charge an annual fee, please describe any market research you have done that causes you to believe people will be willing to pay your annual fee. If you have not done any such research, disclose that fact. Provide similar disclosure where you discuss the $100 monthly fee for corporations on page 18.
   - Since you discuss your website in the Prospectus Summary, also disclose in the Prospectus Summary that you will charge a $49 annual fee to use the website.

Kinder Vacations Network ("KVN"), page 15

27. Please state when you plan to begin the Kinder Vacations Network. Also describe how you plan to recruit agents for this program.

28. In "Because our company is a relatively new method . . ." on page 7, you suggest you plan to have independent representatives selling the independent travel agent program product, which we assume is the Kinder Vacations Network program. Please discuss these plans in further detail in this section.

29. In "We are also subject to the risk of private party challenges to the legality of our network marketing program" on page 9, you state that the multi-level marketing programs of other companies have been successfully challenged in the past. Please explain how you believe your Kinder Vacations Network differs from programs that have been successfully challenged.

Kinder Travel Cafes, page 15

30. Please describe the hurdles you must overcome to launch your Kinder Travel Cafes.

31. We note you do not currently have a timetable for launching your Travel Cafes. However, the table on page 21 states you plan to develop your cafes in 6-24 months. Please reconcile.

"Travel as One" by Kinder, page 15

32. Please state when you plan to produce the video. State the estimated cost if known, and state whether you have hired a production company or actors.

Kinder Foundation, page 15

33. Please state when you plan to launch the Kinder Foundation. Also, explain what types of "Christian faith-based initiatives" you plan to fund.

Competitive Advantage, page 16

34. The headings in your Competitive Advantage discussion are likely to be interpreted as advantages that you currently have over your competitors. You state the following in "If we fail to attract customers . . ." on page 11: "Relative to our primary competitors, we believe that the Company brand has not established equally broad recognition." In view of this statement, please revise the headings "Audience and Brand Recognition" and "Brand Awareness" so that they do not suggest you already have name recognition or brand awareness.

Kinder Family Travel Platform, page 17

35. We note your "Kinder Family Travel Platform technology is unique among [your] competitors." Please provide a more detailed description of this technology, and explain which aspects of it are unique.

Pursue New Business Opportunities, page 17

36. We note your role of "ministry travel provider." Please state how many ministries you have agreements with. Also, state how much revenue you have derived to date from Campus Crusade For Christ Canada and from Alpha Canada.

Reservations, page 18
Customer Services, page 18

37. We note the references to your website, search engine, and "our stores." In view of the current status of your website and your one location, please revise the disclosure throughout the prospectus to clearly distinguish between your planned operations and those operations, services, and products that currently exist.

Employees, page 20

38. We note you have no full- or part-time employees.

- Please reconcile this statement with the statement on page 17 that you employ a full-time agent to service Campus Crusade For Christ Canada.
- Please reconcile this statement with the disclosure on page 26 stating Daniel Baxter is your CEO and Dirk Holzhauer is your secretary.
- Please reconcile this statement with the disclosure on page 26 stating that "Kinder Travel has one employee."
- Include a risk factor discussing your small amount of employees and how this affects your growth potential.

Plan of Operations, page 21

39. We note you may require $300,000 in additional financing to expand your operations. Please disclose whether you currently have any plans as to how to raise these funds. If you do, discuss the plans. Also, state how long you believe your funds on hand and your funds from operations will enable you to operate.

Results of Operations, page 22

Results of Operations for the Three Months Ended March 31, 2006 Compared…, page 22

Revenue, page 22

40. Please revise your analysis to discuss the underlying factors contributing to the increase in your revenue. To the extent applicable, your disclosure should include the fluctuations in the sources of revenues, such as supplier based commissions or consumer service fees, and whether they were caused by the changes in volume or fees.

Liquidity and Capital Resources, page 22

41. Please identify the related parties who lent you $50,000, and state the interest rate. Also, discuss these transactions in the Certain Relationships and Related Transactions section on page 30. Finally, file as exhibits the agreements underlying these loans.

42. Please provide a discussion of liquidity and capital resources for and as of the end of the interim periods, as required under Item 303(b)(2) of Regulation S-B.

Directors, Executive Officers and Significant Employees, page 26

43. Please expand the discussion to include the business and residential addresses of the officers, directors, five percent shareholders, promoters of the issuer, and affiliates of the issuer as requested by Item 2 of Form SB-1.

44. Please expand the discussion of Mr. Holzhauer's background to identify his employers for the past five years.

45. Please expand the discussion here or elsewhere in the prospectus where appropriate to identify who is developing your website and search engine, e.g. the officer responsible or entity retained to perform the service and file the related contract if material. We may have additional comments.

Remuneration of Directors and Executive Officers, page 28

46. Since 2006 is not yet over, please remove the 2006 compensation information from the table.

Item 4. Unregistered Securities Issued or Sold Within One Year, page 38

47. Please state how you determined the amount of consideration for the transactions discussed in this section. See Item 4(a)(3) of Form SB-1.

Signatures, page 39

48. Please include the signature of your controller or principal accounting officer. If Mr. Baxter or Mr. Holzhauer fills this role, this title should be added to their

signature caption. See Instructions 1 and 2 to the Signatures section of Form SB-1.

Kinder Travel, Inc. – Financial Report – March 31, 2006, page UF-1

49. As appropriate, please apply the comments below on the audited financial statements of Kinder Travel & Tours, Inc. to the interim financial statements of Kinder Travel, Inc.

Statements of Cash Flows, page UF-6

50. Please tell us how you have accounted for the draws by sole proprietor and how they were accounted for during the year ended December 31, 2005.

Notes to Financial Statements, page UF-7

Note 1. The Company and Significant Accounting Policies, page UF-7

Earnings per Share, page UF-8

51. Please clarify your statement here that there are no potentially dilutive securities as of March 31, 2006, as we note on page UF-9 that there were 2,000,000 warrants that were issued on January 1, 2006. In addition, as page 30 indicates that the warrants were granted as an inducement for Daniel Baxter to serve as your CEO and CFO, please tell us why you did not appear to recognize any expense for these warrants and how that is consistent with SFAS 123(R); otherwise, please revise your financial statements to recognize this expense and disclose how you determined the value of the warrants.

Note 2. Acquisition, page UF-9

52. As the shareholder of KTT who was issued the convertible note payable presumably had the option to receive $20,000 in cash instead of converting the note, please tell us why it was appropriate to account the transactions as a recapitalization and cite the applicable accounting literature that supports this accounting. In addition, please tell us how you determined that the 400,000 shares of common stock issuable should have been recorded at 466 Canadian dollars, as they would appear to result from the conversion of $20,000 in debt. Furthermore, please tell us why it is appropriate to charge that value against retained earnings. Finally, please disclose when the shares were ultimately issued. Furthermore, given that the holder of the note may have had an option to receive cash, rather than converting it into common stocks, please tell us why it was appropriate to account the transactions as a recapitalization.

Kinder Travel & Tours, Inc. – Financial Report – December 31, 2005, page AF-1

Statement of Operations, page AF-5

53. As your discussion of the results for operations for 2005 on page 22 references "inception to December 31, 2005", please clarify whether the 2005 information provided here covers the entire year. If so, please revise your discussion of results of operations accordingly. If not, please: (a) disclose the specific date of inception; (b) clearly label your statements of operations, stockholders' equity (deficit) and cash flows accordingly; and (c) include a report that has been revised by your independent registered public accounting firm accordingly.

54. As you have accounted for the acquisition disclosed on page UF-9 as a recapitalization, please provide pro forma disclosures about what your earnings per share would have been if the common stock issuable as a result of the subsequent conversion of the note had been issued and outstanding since inception.

Notes to Financial Statements, page AF-8

Note 1. The Company and Significant Accounting Policies, page AF-8

Demand Loan Payable, page AF-9

55. Please revise your disclosures to resolve the apparent discrepancy between the following disclosures: (a) here you disclose that you have a demand loan payable to an unrelated party and (b) based on page 22, your disclosures suggest that the demand loan was from related parties. In addition, please disclose the terms under which you are able to draw against this demand loan, such as the maximum amount available and the expected repayment date. If the demand loan is payable to a related party, please tell us whether you have imputed any interest expense for this loan and, if not, explain to us why that is appropriate by citing the applicable accounting literature or revise your financial statements to recognize an expense for the inputed interest.

Revenue Recognition, page AF-9

56. Please tell us whether cancellations can affect your revenues. If so, please tell us how and please disclose your policy for considering the effect of these cancellations.

57. We note that you provide the revenue concentration for major customers on an aggregate basis. Please revise the disclosure to separately disclose each customer

that exceeded the 10% threshold. Refer to paragraph 39 of SFAS 131. Also provide the concentration of receivables, if applicable.

Advertising Expenses, page AF-9

58. Based on your disclosures on page 22, it appears that you have expensed certain costs related to the design of your web site. Please disclose your policy to account for web site development costs and tell us how that policy is consistent with EITF 00-2. If it is not consistent, please revise your financial statements accordingly.

Note 4. Income Taxes, page AF-12

59. Based on your disclosure, it appears that you have deemed $500 as immaterial. As your net income for 2005 was only $3,703, $500 would appear to represent approximately 13.5% of net income. As such, please revise your financial statements to recognize the tax due and provide the disclosures required by SFAS 109. Otherwise, as you disclosed that the tax due was less than $500, please tell us the exact amount of the tax due and justify to us why it is immaterial. In addition, as it is not clear that your assessment of materiality has been appropriate, please reassess for us your disclosures that the following were not material: (a) the deferred tax liability discussed on page AF-13 and (b) transaction gains and losses discussed on pages AF-10 and UF-8.

Exhibit 5.1: Legality Opinion

60. Please remove the reference in the third paragraph of the opinion to shares to be issued upon exercises of warrants. This offering does not appear to include any such shares. We note from page 38 that Mardan Consulting exercised its warrant in June 2006.

61. Please remove from the fifth paragraph the statement that no one other than the company, its successors, and assigns can rely on the opinion. Investors are entitled to rely on the opinion.

Exhibit 10.1: Asset Purchase Agreement

62. Sections 2(c) and 3(f) of the agreement refer to exhibits A and B. These exhibits do not appear to be included. Please note that when you file an exhibit pursuant to Part III, Item 2(6) of Form 1-A, you are required to file the entire exhibit, including all schedules, attachments, exhibits, etc. Please re-file exhibit 10.1 with your amendment, and include exhibits A and B in the exhibit. Also, confirm in your response letter that you have filed all other exhibits in their entirety.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Keira Ino at (202) 551-3659 or Oscar Young at (202) 551-3622 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Belliston at (202) 551-3861 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: SteadyLaw Group, LLP
        6151 Fairmount Ave, Suite 201
        San Diego, CA 92120